CERTIFICATE OF AUTHOR

CHARLEY Z. MURAHWI

As a co-author of this Technical Report on the Parral Project for Endeavour Silver Corp., in Chihuahua State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon- international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist in Ontario (membership # 1618) and in PEGNL (membership # 05662), a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions (membership # 400133/09) and am also a member of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395).

4)	I have worked as a mining, exploration and consulting geologist in the minerals industry for 30 years.

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin, lithium and tantalite projects (on and off mine), 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments, and 4 years as a consulting economic geologist.

6)	I visited the Parral Project from 22 to 23 June, 2010.

7)	I have had no prior involvement with the mineral property in question.

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Parral Project mineral property as described in Section 1.4 of NI 43-101.

10)	I have read NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of portions of Sections 1, 2 and 7; Sections 11 to 14 and 19 to 20 of this Technical Report dated December 15, 2010, and entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico”.

Dated this 15th day of December, 2010.

“Charley Z. Murahwi” {signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo. Pr.Sci.Nat., MAusIMM